                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF OCTOBER 2004

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                                CORSO D'ITALIA 41
                                ROME, ITALY 00198
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

On October 5th, 2004 Telecom Italia S.p.A. published the attached summary information note relating to the special savings shareholders' meeting convened for October 25, 26 or 27, 2004.

SPECIAL SAVINGS SHAREHOLDERS’ MEETING

OCTOBER 25, 26 OR 27, 2004

ATTENDING TELECOM ITALIA SHAREHOLDERS’ MEETINGS

Telecom Italia does not require share-blocking in order to attend its shareholders’ meetings: Telecom Italia shareholders are required to deposit their shares (through an ad hoc instruction to be given to the depositary of the shares, which will inform the issuer and provide a proper certification: no transfer is required) no later than two days before the meeting, but this does not involve any subsequent blocking, as they may be withdrawn at any time. In case of the shares’ withdrawal, their prior deposit becomes ineffective for purposes of attending the meeting.

Notwithstanding the foregoing, certain depositaries may impose share-blocking for technical reasons or require several days’ prior notice in order to comply with the deposit requirements and procedures in a timely manner. Telecom Italia accepts no liability for any requirements or procedures that may be imposed by such depositaries.

Holders of Telecom Italia ADRs listed on the New York Stock Exchange and representing Telecom Italia shares who wish to attend shareholders’ meetings must contact JP Morgan Chase Bank, the depositary for such ADRs.

ITEMS OF THE AGENDA

Report of the common representative on the reserve set up for the expenses necessary to safeguard the common interests of the holders of savings shares

Savings shareholders will be asked to approve the statement of accounts referring to the use by the Common Representative of the fund established in 1999 for the expenses necessary to safeguard the interests of the class.

These accounts were last examined and approved in June 2003, when savings shareholders were convened - among other reasons - to resolve upon the creation of a new such fund or an increase in the existing fund. The savings shareholders rejected the proposal.

Currently the fund amounts to approximately 2 million Euros and, since June 2003, was debited only the annual remuneration of the Common Representative and certain consultancy fees, totalling 53,031.84 Euros.

Appointment of the common representative and approval of his fee

The term of office of the present Common Representative will expire on October 31, 2004, as he was appointed for a three-year term on October 31, 2001. Therefore, the savings shareholders will be asked (i) to appoint a new Common Representative, (ii) to fix his/her term of office and (iii) to establish his/her remuneration.

The three items will be voted on separately.

No proposal on any of these issues was made either by the existing Common Representative or by Telecom Italia: savings shareholders are invited to submit their own proposals and to vote on them accordingly. Please note that neither Italian law nor the Company’s by-laws provide for any disclosure requirement about any such shareholders’ proposals.

Appointing a new Common Representative

In accordance with Italian law, natural persons (whether or not they are themselves savings shareholders) as well as legal persons authorized to provide investment services and trust companies may be appointed as common representatives.

There is no statutory limit to the number of times the current Common Representative, Mr. Carlo Pasteris, may be re-elected. Mr. Pasteris has been the Common Representative since 1986 without interruption and has declared that he is available for a further term.

Fixing the Common Representative’s term of office

Pursuant to applicable Italian law, Common Representatives may serve for a maximum term of three fiscal years.

The current Common Representative was appointed in 2001 for a three-year term.

Fixing the Common Representative’s fee

The Common Representative’s fees and expenses - if any - are debited to the fund for the expenses necessary to safeguard the common interests of the class of savings shareholders. Currently such fund totals approximately 2 million Euros.

In 2001 the Special Savings Shareholders’ Meeting granted the Common Representative an annual fee equal to 70 million old Italian lire (approximately 36,152 Euros).

GSC Proxitalia was appointed as the Company’s information agent for the Special Savings Shareholders’ Meeting this document refers to. For any inquiry and further information please contact GSC Proxitalia at +39/06/42171.777 or infotelecomitalia@gscproxitalia.com

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United
States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor"
for forward-looking statements.  The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependant on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-
looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

- the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

- the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

- the impact of regulatory decisions and changes in the regulatory environment;

- the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom
Italia Group focused on Latin America and on its foreign investments and capital expenditures;

- the continuing impact of rapid changes in technologies;

- the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

- the impact of fluctuations in currency exchange and interest rates;

- Telecom Italia's ability to continue the implementation of its 2002-2004
Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;

- the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

- Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

- Telecom Italia's ability to successfully implement its internet strategy;

- the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin
America and in Europe;

- the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

- the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.
Accordingly, there can be no assurance that the group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      October 5th, 2004

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager